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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-049568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Excelsior Blvd
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon C. Essen (952)767-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C. Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUALINE M BOIE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2024

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report under Rule 17a-5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LoCorr Distributors, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2012
Abington, Pennsylvania
February 27, 2020

LoCorr Distributors, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	169,850
Accounts receivable		352,055
Receivable from related entity		450,021
Receivable from non-customer		726,902
Furniture and equipment - at cost $271,529		
less accumulated depreciation of $37,192		234,337
Software - at cost $24,100		
less accumulated amortization of $24,100		-
Prepaid expenses		527,408
Total assets	$	2,460,573

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	480,800
Accounts payable and accrued expenses		158,389
Total liabilities		639,189
Member's equity		1,821,385
Total liabilities and member's equity	$	2,460,573

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenue	
Commissions	$ 4,955,938
Total revenue	4,955,938
Expenses	
Salaries, commissions and benefits	2,285,924
Marketing and promotional expenses	319,290
Rent and occupancy costs	390,000
Regulatory costs	38,147
Technology and communications expenses	191,909
Travel expenses	1,005,780
Other expenses	264,412
Total expenses	4,495,462
Net income	$ 460,476

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at January 1, 2019	$ 1,960,909
Net income	460,476
Distribution to parent	(600,000)
Balance at December 31, 2019	$ 1,821,385

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2019

Subordinated borrowings at January 1, 2019	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows used in operating activities:		
Net income	$	460,476
Adjustments to reconcile net income to net cash flows used in operating activities:		
Depreciation & amortization		22,048
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		(67,234)
Due from related entity		(481,000)
Prepaid expenses		11,480
Increase (decrease) in liabilities:		
Commissions payable		(19,359)
Accounts payable and accrued expenses		2,520
Net cash flows used in operating activities		(71,069)
Cash flows used in investing activities:		
Purchase of property and equipment		(28,253)
Net cash flows used in investing activities		(28,253)
Cash flows used in financing activities:		
Distribution to parent		(600,000)
Net cash flows used in financing activities		(600,000)
Net decrease in cash		(699,322)
Cash at beginning of year		869,172
Cash at end of year	$	169,850
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2016-2019, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2019, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2019 was $22,048.

Software – Software consists of program customization and implementation costs and is recorded at cost and reduced by accumulated amortization. Amortization is calculated using the straight-line method over three years, the estimated useful life of the assets. Amortization expense for the year ended December 31, 2019 was $0.

2. Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – The Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2019.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and estimates an allowance if necessary. In the opinion of management at December 31, 2019, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 27, 2020, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital and capital of $257,564 which was $212,564 in excess of its required net capital of $45,000. The Company's net capital ratio was 2.48 to 1.

5. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2019. The Company shares services with a related party and invoices the related party for the shared cost. For the year ended December 31, 2019, shared services invoices totaled $5,118,373. The Company believes that the shared services receivable of $450,021 at December 31, 2019 is fully collectible. The Company also receives commissions based on a percentage of assets under management by LFM each period. For the year ended December 31, 2019, commissions totaled $4,188,078. The Company believes that the commissions receivable of $726,902 at December 31, 2019 is fully collectible.

6. Concentrations

The Company earned approximately 85% of its commission income and had 95% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2019. The Company also earned 15% of its commission income and had 5% of its accounts receivables from another client for the year ended and as of December 31, 2019.

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total member's equity	$	1,821,385
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		1,821,385
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		352,055
Receivable from related entity		450,021
Furniture and equipment, net		234,337
Software, net		-
Prepaid expenses		527,408
Total non-allowable assets		1,563,821
Net Capital	$	257,564
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	480,800
Accounts payable and accrued expenses		158,389
Total aggregate indebtedness	$	639,189
Percentage of aggregate indebtedness to Net Capital		248%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $639,189)	$	42,613
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	45,000
Excess Net Capital	$	212,564
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	193,645

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019 **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) LoCorr Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 27, 2020

LoCORR™
DISTRIBUTORS

Date: February 27, 2020

Exemption report:

In accordance with the FINRA membership agreement applicable to LoCorr Distributors, LLC ("LoCorr"), it is designated to operate under the exemptive provision of paragraph (k)(1). LoCorr does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of LoCorr it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2019 without exception.

Jon C Essen, Chief Financial Officer

687 Excelsior Blvd | Excelsior, MN 55331 | main: 952.767.6900 toll-free: 888.628.2887 | www.LoCorrFunds.com

LOCORR DISTRIBUTORS, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2019

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2019